File No. 69-308
                                 Amendment No. 1
                                 on Form U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                    Amendment to Statement by Holding Company
                    Claiming Exemption Under Rule 2 from the
                    Provisions of the Public Utility Holding
                               Company Act of 1935

                           INTERNATIONAL PAPER COMPANY

CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997
TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants

To the Partners of Curtis/Palmer Hydroelectric Company L.P.:

We have audited the accompanying balance sheets of Curtis/Palmer Hydroelectric Company L.P. (a New York limited partnership, the "Partnership") as of December 31, 1998 and 1997, and the related statements of income, cash flows and changes in partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis/Palmer Hydroelectric Company L.P. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Memphis, Tennessee,
   April 2, 1999.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                                 BALANCE SHEETS

                                AS OF DECEMBER 31

                  ASSETS                                  1998          1997
                  ------                               -----------   -----------

CURRENT ASSETS:
   Cash and temporary investments                      $12,024,134   $ 6,944,845
   Accounts receivable                                   1,952,248     2,422,713
   Prepaid expenses and other                            1,272,978     1,227,115
                                                       -----------   -----------

            Total current assets                        15,249,360    10,594,673

PROPERTY, PLANT AND EQUIPMENT, net                      71,794,984    73,702,594

LICENSE AND OTHER CONTRACTS, net                         1,442,875     2,527,744
                                                       -----------   -----------

            Total assets                               $88,487,219   $86,825,011
                                                       ===========   ===========

        LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
   Due to International Paper                          $ 7,120,997   $ 6,458,918
   Accounts payable                                        211,259        40,070
   Current maturities of long-term debt                  9,508,800     8,218,320
                                                       -----------   -----------

            Total current liabilities                   16,841,056    14,717,308

LONG-TERM DEBT                                           6,384,480    15,893,280

PARTNERS' CAPITAL                                       65,261,683    56,214,423
                                                       -----------   -----------

            Total liabilities and partners' capital    $88,487,219   $86,825,011
                                                       ===========   ===========

                     The accompanying notes are an integral
                          part of these balance sheets.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                              STATEMENTS OF INCOME

                         FOR THE YEARS ENDED DECEMBER 31

                                                     1998              1997
                                                 ------------      ------------

REVENUES                                         $ 33,467,299      $ 33,272,794
                                                 ------------      ------------

COSTS AND EXPENSES:
  Operating and management fees                     8,744,079         8,317,051
  Depreciation and amortization                     2,992,479         2,992,479
  Property taxes                                    2,800,184         2,654,232
  Insurance                                           358,394           304,448
  Other                                               668,555           754,921
                                                 ------------      ------------

          Total costs and expenses                 15,563,691        15,023,131
                                                 ------------      ------------

OPERATING INCOME                                   17,903,608        18,249,663

INTEREST INCOME (EXPENSE):
   Interest income                                    525,796           412,033
   Interest expense                                (1,382,144)       (2,098,043)
                                                 ------------      ------------

NET INCOME                                       $ 17,047,260      $ 16,563,653
                                                 ============      ============

                     The accompanying notes are an integral
                           part of these statements.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                          General Partners                        Limited Partners
                                    -----------------------------   -------------------------------------------
                                      Saratoga          HCE-             ENI          NRG             John
                                     Development    Hudson, Inc.    Curtis Falls  PacGen, Inc.       Hancock          Total
                                    ------------    ------------    ------------  ------------    ------------    ------------
BALANCE, December 31, 1996          $ 26,325,387    $  6,581,345    $ 6,581,345   $         --    $ 13,162,693    $ 52,650,770

   Transfer of ownership interest             --              --     (6,581,345)     6,581,345              --              --
   Allocation of net income            8,281,827       2,070,456             --      2,070,456       4,140,914      16,563,653
   Distributions to partners          (6,500,000)     (1,625,000)            --     (1,625,000)     (3,250,000)    (13,000,000)
                                    ------------    ------------    -----------   ------------    ------------    ------------

BALANCE, December 31, 1997            28,107,214       7,026,801             --      7,026,801      14,053,607      56,214,423

   Allocation of net income            8,523,631       2,130,907             --      2,130,907       4,261,815      17,047,260
   Distributions to partners          (4,000,000)     (1,000,000)            --     (1,000,000)     (2,000,000)     (8,000,000)
                                    ------------    ------------    -----------   ------------    ------------    ------------

BALANCE, December 31, 1998          $ 32,630,845    $  8,157,708    $        --   $  8,157,708    $ 16,315,422    $ 65,261,683
                                    ============    ============    ===========   ============    ============    ============

                     The accompanying notes are an integral
                           part of these statements.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                            STATEMENTS OF CASH FLOWS

                         FOR THE YEARS ENDED DECEMBER 31

                                                            1998            1997
                                                        ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                           $ 17,047,260    $ 16,563,653
   Depreciation and amortization                           2,992,479       2,992,479
   Changes in current assets and liabilities-
     Accounts receivable                                     470,465       1,524,694
     Prepaid expenses and other                              (45,863)       (110,194)
     Due to International Paper                              662,079      (2,771,203)
     Accounts payable                                        171,189         (13,600)
                                                        ------------    ------------

            Net cash provided by operating activities     21,297,609      18,185,829
                                                        ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                           --         (35,693)
                                                        ------------    ------------

            Net cash used in investing activities                 --         (35,693)
                                                        ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Distributions to partners                              (8,000,000)    (13,000,000)
   Principal payments on long-term debt                   (8,218,320)     (6,995,760)
                                                        ------------    ------------

            Net cash used in financing activities        (16,218,320)    (19,995,760)
                                                        ------------    ------------

NET CHANGE IN CASH AND TEMPORARY INVESTMENTS               5,079,289      (1,845,624)

CASH AND TEMPORARY INVESTMENTS:
   Beginning of year                                       6,944,845       8,790,469
                                                        ------------    ------------

   End of year                                          $ 12,024,134    $  6,944,845
                                                        ============    ============

                     The accompanying notes are an integral
                            part of these statements.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1. ORGANIZATION AND NATURE OF OPERATIONS:

Curtis/Palmer Hydroelectric Company L.P. (the "Partnership") was organized in 1985 under the New York Uniform Limited Partnership Act. The general partners are Saratoga Development Corporation ("SDC"), a wholly-owned subsidiary of International Paper Company ("International Paper"), and HCE-Hudson, Inc., a subsidiary of CMS Generation. The voting interests of the general partners are 98% to SDC and 2% to HCE-Hudson, Inc. As of December 31, 1998, the limited partners include NRG PacGen, Inc. ("NRG"), a subsidiary of Northern States Power, and John Hancock Mutual Life Insurance Co. ("Hancock"). NRG purchased its Partnership interest from ENI Curtis Falls during 1997. The general and limited partners are collectively referred to as the "Partners." The Partnership operates the Curtis and Palmer hydroelectric generating facilities located on the Hudson River in the state of New York.

Niagara Mohawk Power Corporation ("NMPC") is required to purchase all available electricity generated by the Partnership at contractually predetermined rates (Note 5). The NMPC Power Purchase Agreement permits International Paper to purchase electricity directly from the Partnership at the same rate charged to NMPC. As of December 31, 1998, International Paper had not exercised this option.

The Partnership's license from the Federal Energy Regulatory Commission ("FERC") to own and operate its hydroelectric stations and dams on the Hudson River will expire on April 30, 2000. The Partnership has initiated a relicensing program and has made all necessary filings on a timely basis with the FERC to obtain a new license.

All net profits or losses and cash distributions are allocated to the Partners according to their respective ownership interests as follows: 50% to SDC; 25% to Hancock; 12.5% to HCE-Hudson, Inc. and 12.5% to NRG. Cash distributions are made at the discretion of the Partnership's management committee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which is not the basis for reporting taxable income to the Partners. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

Temporary Investments

Temporary investments with an original maturity of three months or less are treated as cash equivalents and are stated at cost, which approximates market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method and recorded over the facilities' estimated 50-year useful lives.

License and Other Contracts

Amortization of the cost of the FERC license, NMPC Power Purchase Agreement and leasehold estate is computed using the straight-line method over the estimated useful lives of these intangible assets, commencing with the in-service dates of each phase, through April 30, 2000. Accumulated amortization was approximately $13,457,000 and $12,372,000 at December 31, 1998 and 1997, respectively.

Income Taxes

The Partnership is not a taxable entity for Federal, state or local income tax purposes. No provision for income taxes has been recorded in the financial statements of the Partnership as all earnings or losses are allocated directly to the individual Partners.

3. PROPERTY, PLANT AND EQUIPMENT:

A summary of property, plant and equipment at December 31 is as follows:

                                                   1998            1997
                                               ------------   ------------

      Hydroelectric dams                       $  5,100,000   $  5,100,000
      Hydroelectric plant and equipment          90,316,230     90,316,230
                                               ------------   ------------
                                                 95,416,230     95,416,230
      Less-Accumulated depreciation             (23,621,246)   (21,713,636)
                                               ------------   ------------

      Property, plant and equipment, net       $ 71,794,984   $ 73,702,594
                                               ============   ============

4. LONG-TERM DEBT AND INTEREST RATE SWAPS:

The Partnership entered into a loan agreement with Toronto-Dominion Bank ("Toronto-Dominion") on December 1, 1985 secured by, among other things, the assignment by the Partners, excluding Hancock, of their respective partnership interests, the assignment of gross revenues from the Partnership's Power Purchase Agreement with NMPC and the assignment of the rights under the Partnership's management agreement with International Paper. The debt outstanding under the term loan is payable in increasing annual installments through March 31, 2000. Scheduled maturities are as follows: 1999 - $9,508,800 and 2000 - $6,384,480. Among other restrictions and requirements, the loan agreement restricts future liens and indebtedness, sales of assets and distributions to the Partners. Additionally, the Partnership must maintain a positive working capital, excluding current maturities of long-term debt, for the term of the agreement.

Interest on the term loan is based on the options selected by the Partnership as provided for in the loan agreement. The interest rate is variable, based on the prime lending rate, and is adjusted bi-annually. Until June 30, 1997, the Partnership utilized an interest rate swap agreement with Toronto-Dominion to effectively hedge its variable interest rate exposure. Under the agreement, the Partnership paid to Toronto-Dominion fixed rates ranging from 8.32% to 9.26% and, in turn, received payments at variable rates. Net gains or losses from the exchange of interest rate payments were included in interest expense. The weighted average interest rates for 1998 and 1997, including the effect of the interest rate swap agreement in place during 1997, were 6.4% and 10.5%, respectively. Interest payments made during 1998 and 1997 were approximately $1,382,000 and $2,098,000, respectively. No interest rate swap agreements were utilized during 1998.

The loan agreement also provides for a working capital commitment of $3,000,000. A commitment fee of 0.25% on the unused portion of the working capital commitment is payable quarterly. The entire commitment was available at December 31, 1998 and 1997.

5. POWER PURCHASE AGREEMENT:

The Partnership has a Power Purchase Agreement with NMPC to sell the entire net output from the facilities to NMPC. In January 1995, this Power Purchase Agreement was amended and restated which, among other things, provided NMPC with short-term rate relief in exchange for an extension of the term to December 31, 2027. The agreement may be terminated under certain conditions as provided by the Power Purchase Agreement. The average purchase price paid by NMPC per thousand kilowatt hours for 1998 and 1997 was $111.00 and $110.38, respectively. The price is adjusted as set forth in the Power Purchase Agreement.

NMPC has previously asserted that the amended and restated Power Purchase Agreement and other power purchase agreements with unrelated power suppliers are uneconomical and wants to be relieved of its obligations thereunder. To date, NMPC has continued to acquire the facilities' entire net output and pay the Partnership under the terms provided in the agreement. There are currently no negotiations underway between NMPC and the Partnership.

6. RELATED PARTY TRANSACTIONS:

The Partnership is a party to a management agreement entitling International Paper to the following:

      a. An annual operating and maintenance fee of $900,000 in 1987, with future escalation based on the percentage change in the producer price index. The maintenance fees for 1998 and 1997 were approximately $1,144,000 and $1,155,000, respectively. This fee is for services, such as repairs, maintenance of books and records, and other operating and miscellaneous items. International Paper is also responsible for funding capital expenditures, as defined, up to a cumulative amount of $3,000,000 over the term of the management agreement. As of December 31, 1998, International Paper has funded 100% of this obligation. The Partnership is responsible for capital expenditures above a cumulative amount of $3,000,000.

      b. A performance fee for meeting minimum output standards, not to exceed 5% of the base amount, as defined in the agreement. Performance fees of approximately $1,769,000 and $1,669,000 were earned in 1998 and 1997, respectively.

      c. An incentive fee of 20% of incremental gross revenues, provided certain revenue levels are achieved, as outlined in the agreement. No incentive fees were earned in 1998 or 1997.

In addition, the Partnership is a party to a ground lease agreement under which the Partnership pays International Paper 2.5% of power sales to lease the land and water rights. If certain operating levels are achieved, International Paper receives additional rents as stipulated in the lease. Total rent expense for 1998 and 1997 was approximately $5,831,000 and $5,492,000, respectively, including approximately $4,920,000 and $4,634,000 of additional rent earned during 1998 and 1997.

International Paper Company (claimant) hereby amends its statement dated February 26, 1999 and filed with the Securities and Exchange Commission February 26, 1999, claiming exemption from the provisions of the Public Utility Holding Company Act of 1935 as follows:

      1. As Exhibit A (1) International Paper Company's annual report to shareholder's for 1998, as filed with the Commission on March 31, 1999 in claimant's 10-K Report (SEC File Number 001-03157) is herein incorporated by reference. The annual report contains the consolidated statements of earnings, cash flows and common shareholders' equity of the claimant and its subsidiary companies as of the close of such calendar year.

      2. As Exhibit A (3) a copy of the Statements of Income and Balance Sheets as of December 31, 1998 and December 31, 1997 of Curtis/Palmer Hydroelectric Company L.P. is attached hereto.

                                    Signature

            The above-mentioned claimant has caused this amendment to be duly signed on its behalf by its authorized officer on the 14th day of September, 1999.

                                                INTERNATIONAL PAPER COMPANY
                                                     Name of Claimant


[Corporate Seal]

Attest:                                         By: /s/ Andrew R. Lessin
                                                    ----------------------------
                                                    Vice President & Controller

/s/ Carol M. Samalin
-----------------------------
    Assistant Secretary